Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended Sept 30	Year Ended December 31
	2013	2012	2011	2010	2009	2008
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,114	$1,036	$1,177	$1,059	$473	$570
Plus:
Fixed charges exclusive of capitalized interest	206	285	280	263	270	343
Amortization of capitalized interest	5	6	6	6	6	6
Adjustments for equity affiliates	1	12	19	6	11	18
Total	$1,326	$1,339	$1,482	$1,334	$760	$937

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$148	$210	$210	$189	$193	$254
Rentals - portion representative of interest	58	75	70	74	77	89
Fixed charges exclusive of capitalized interest	206	285	280	263	270	343
Capitalized interest	7	8	9	7	9	8
Total	$213	$293	$289	$270	$279	$351

Ratio of earnings to fixed charges	6.2	4.6	5.1	4.9	2.7	2.7

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations